      JEFFREY G.KLEIN, P.A

2600 North Military Trail
Suite 270
Boca Raton, Florida 33432

Telephone: 561-997-9920	Fax: 561-998-9557
Email:  Jklein@jkleinlegal.com

February 1, 2011

Securities and Exchange Commission
Washington, D.C.  20549

RE:           PureSpectrum, Inc.
Form 10-k filed April 16, 2010
Form 10-Q filed December 1, 2010
Proxy Statement filed April 30, 2010
File No.   000-53015

Dear Ms. Hunter:

The following is filed in response to your comment letter dated December 30, 2010.

1.           With respect to comment No. 1 regarding the Company’s disclosure with respect to Item 4 and the Market for the Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities:   The public disclosure was set forth in the Company’s proxy statement and not disclosed in a previously filed report Form 10-Q of Form 8-k.   The oversight was not intentional and investors had knowledge of the warrant issuance prior to the filing of the annual report.    For point of reference it should be noted that:

No cash consideration was received on the issuance of the warrants.
The warrants were convertible at approximately $0.025 per share and the Company received approximately $380,000 from the exercise of the warrants.
           The proceeds from the exercise of the warrants were used for working capital

2.           With respect to comment No. 2 we do not believe that the referenced contracts were material.  We are attaching for your information copies of the agreements with Ferguson Enterprises, and Fox Rowden McBrayer.   There was no written agreement with LaMar Lighting.

3.           With respect to comment No. 3 in connection with the Company’s Form 10-Q and the Company’s ability to fund ongoing operations:  Without additional debt or equity financing it is unlikely that the Company will be able to continue operations. The revised marketing plan whereby the Company’s products are being sold via the internet has met with limited success.   The Company has also reduced its operating expenses.  Discussions continue with our secured creditors in connection with refinancing our debt obligations. Previously, the secured creditors agreed to the management proposal identified in the Company’s Form 8-k filed October 21, 2011.  The Company is moving forward to comply with the terms and conditions of the management proposal.

If the Company is not able to negotiate more favorable terms acceptable to the secured creditors,   or cannot meet the terms set forth in the management proposal, the secured creditors could foreclose on their security interests in which case our assets could be seized and sold by the secured creditors.

4.           With respect to comment number 4 regarding the Company’s material weaknesses in controls and procedures:   The material weaknesses resulted from the fact that Greg Clements serves as the Company’s sole officer and directors.  The secured creditors would not let this situation continue.  Legal counsel for several of the secured creditors has established a trust account.  All monies received by the Company are deposited in the trust account.  The secured creditors must approve any disbursements from the trust account.

5.           With respect to Comment No. 5 and disclosure with respect to the default upon senior securities:  The Company has filed several Form 8-ks which disclose the Company’s default on its outstanding debt holders.

6.           With respect to comment number 6, the following officers made loans to the Company:

William Norton	$35,400.00
Gregory McLean	$29,942.00
Lee Vanatta	$205,111.00

7.           With respect to comment number 7 the holders of the two promissory notes in the amount of $125,000 are:

Perlinda Enterprises, LLC
Barclay-Lyons, LLC.

Neither of these two entities are related

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey Klein

Jeffrey Klein

Stationary
February 1, 2011

Securities and Exchange Commission
Washington, D.C.

The undersigned, on behalf of PureSpectrum, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Gregory Clements

Gregory Clements
President